Mail Stop 4631
                                                               October 22, 2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:    INX Limited
                  Amendment No. 1 to Registration Statement on Form F-1 Filed September 26, 2019
                  File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2019 letter.

    General

    1. We note that the INX Digital and INX Services portals will be separate and distinct trading platforms for cryptocurrencies and security tokens, respectively, and that they will not support cross-asset trading. We also note your definitions of "cryptocurrency" and "security token" on page 4 of the prospectus. Please disclose how you will determine whether a blockchain asset is a cryptocurrency or a security token for purposes of eligibility on the respective platforms.

    2. We note your risk factor on page 33 regarding the rights of INX Token holders in the event of liquidation, insolvency, etc., as well as the Memorandum of Advice of Hassans
       International Law firm, which states that the rights granted in favor of INX Token holders upon liquidation would be enforceable by INX Token holders as unsecured creditors of the
 Shy Datika
INX Limited
October 22, 2019
Page 2

    company and rank pari passu with other unsecured creditors of the company. Please revise your disclosure on page 33 and elsewhere in your prospectus, such as in your "Description of
    INX Tokens" section, to clearly identify the other interests that are, or may be, senior to INX
    Tokens as well as other interests that are, or may be, pari passu with respect to any claims by
    INX Token holders. In this disclosure, address claims to the Cash Fund and distributions of
    Adjusting Operating Cash Flow (both declared and undeclared). In your revisions, please also specifically identify where the 21% of shareholders that did not agree to the subordination agreement rank in relation to INX token holders.

3. Please clearly and concisely describe the Adjusted Operating Cash Flow distribution.
   Among other things, the description should address:

             Which holders will be entitled to the distribution (i.e., holders as of which date).

             The form of payment.

             The factors the board will consider when deciding whether to pay the distribution on an annual or quarterly basis.

             That calculations used to determine any quarterly distributions will be made based on unaudited information.

             Whether the board has discretion to not pay an annual distribution. If the board has discretion, describe the factors it will consider when making such a determination and the situations in which the board would elect to not pay a distribution. Include risk factor disclosure as well.

4. We note your disclosure on page 101 that you will publicly display the number of INX
   Tokens that are eligible to receive the pro rata distribution on your website and that this information will be updated daily. Given the importance of the Adjusted Operating Cash
   Flow calculation to an investment decision, please describe how you plan to update and convey this information to all INX Token holders throughout the year.

Cover Page

5. Please disclose your cumulative Adjusted Operating Cash Flow deficit and explain that no distribution will be made, if at all, until you generate positive Adjusted Operating Cash Flow that exceeds this deficit.

Prospectus Summary

Markets for Blockchain Assets and ICOs, page 4

6. Here and in the "Business" section, please delete the phrase regarding treatment as a cryptocurrency from your description of the TurnKey Jet no action letter. Shy Datika
INX Limited
October 22, 2019
Page 3


Risk Factors

Our decision to reverse or suspend promotional incentives for the . . . , page
31

7. Please delete the second paragraph, as this mitigates the information disclosed in the remainder of the risk factor. Please also revise the third paragraph so that your ability to impact the trading price of INX Tokens is described less categorically. For example, it may be more appropriate so say that you "may" be able to impact the trading price.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

8. We note your revision in response to comment 13. Please include this information in
   MD&A.

Description of INX Tokens

Technical Features of the INX Token, page 97

9. Please revise to clarify whether you will make pro rata distribution payments to holders of tokens in frozen wallets.

10. We note your response to comment 15 and disclosure that you expect to make the results of the Hosho audit public once it has been completed. Please update this disclosure to reflect that the audit has been completed, and summarize the material conclusions and recommendations of the audit, as well as any resolutions thereof. Please also revise to include Hosho's consent to the inclusion of the audit as an exhibit to the registration statement and reference to the firm and audit in the prospectus, pursuant to Securities Act
    Rule 436(a).

Participation Right in Adjusted Operating Cash Flow, page 101

11. Consistent with your response to comment 14, please revise to state that the general public
    "will not" be able to independently verify the number of outstanding tokens for purposes of their participation right in your Cumulative Adjusted Operating Cash Flow. Please make corresponding revisions to your risk factor on page 32 discussing the calculation and payment of distributions to token holders.

12. Please revise to clarify the impact, if any, of tokens in frozen wallets on the calculation of your adjusted operating cash flow and your obligations to make pro rata distribution payments to holders of tokens in frozen wallets.
 Shy Datika
INX Limited
October 22, 2019
Page 4

13. In this section and elsewhere, please revise to state that neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof will be audited at the time of any distribution.

Exhibits

14. Please revise Section 8.3 of Exhibit 4.1 to explicitly clarify whether the exclusive forum provision applies to claims made under the federal securities laws. Please make corresponding revisions to the prospectus, including the risk factor on page 35.

15. Please have McDermott revise its legality opinion to clarify that the purchase agreements, which describe rights of token holders, will be valid and legally binding obligations of the company and enforceable against the company in accordance with its terms. Please also include the opinions of McDermott and Hassans with the filed registration statement.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                             Sincerely,


                                                             Division of
Corporation Finance
                                                             Office of Finance